Exhibit 4.03

DESCRIPTION OF CAPITAL STOCK OF SCRIPPS

The following description of material terms of the capital stock of Scripps is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Ohio Revised Code, which we refer to as the "ORC", and to the articles of incorporation and the code of regulations of Scripps, which are filed as exhibits to the reports Scripps has filed with the Securities and Exchange Commission.

Common Shares

Authorized Shares. Scripps is authorized to issue 240,000,000 class A common shares and 60,000,000 common voting shares. Scripps is also authorized to issue 25 million preferred shares.

Dividends. Each class A common share and each common voting share of Scripps is entitled to dividends if, as and when dividends are declared by the Board of Directors. Dividends must be paid on the class A common shares and the common voting shares at any time that dividends are paid on either class. Any dividend declared and payable in cash, capital stock or other property must be paid equally, share for share, on the common voting shares and the class A common shares. Dividends and distributions payable in common voting shares may be paid only on common voting shares, and dividends and distributions payable in class A common shares may be paid only on class A common shares. If a dividend or distribution payable in class A common shares is made on the class A common shares, a simultaneous dividend or distribution on the common voting shares must be made. If a dividend or distribution payable in common voting shares is made on the common voting shares, a simultaneous dividend or distribution in class A common shares must be made on the class A common shares. Pursuant to any such dividend or distribution, each common voting share will receive a number of common voting shares equal to the number of class A common shares payable on each class A common share. In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of Scripps and which possesses authority to issue class A common shares and common voting shares with characteristics identical to those of Scripps class A common shares and common voting shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock or a spin-off or split-up reorganization of Scripps, only class A common shares of such subsidiary shall be distributed with respect to Scripps class A common shares and only common voting shares of such subsidiary shall be distributed with respect to Scripps common voting shares.

Voting Rights. Holders of class A common shares are entitled to elect the greater of three or one-third of the directors of Scripps (or the nearest smaller whole number if one-third of the entire board is not a whole number), except directors, if any, to be elected by holders of preferred shares (when and if issued) or any series thereof. Holders of class A common shares are not entitled to vote on any other matters except as required by the ORC. Holders of common voting shares are entitled to elect all remaining directors and to vote on all other matters. Nomination of persons for election by either class of shares to the board will be made by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them. Holders of a majority of the outstanding common voting shares will have the right to increase or decrease the number of authorized and unissued class A common shares and common voting shares but not below the number of shares thereof then outstanding.

Exhibit 4.03

Under the ORC, an amendment to the articles of incorporation that purports to do any of the following with respect to either class A common shares or common voting shares would require the separate approval of the holders of each such class affected by the amendment: (i) increase or decrease the par value of the issued shares of such class (or of any other class of capital stock if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued stock of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the shares of a class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of such junior class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide the stated capital of the corporation shall be reduced or eliminated as a result of an amendment described in subclause (i) or (ii) above, or provide, in the case of an amendment described in subclause (v) above, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation's articles of incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation.

Meetings of Shareholders. Meetings of Scripps shareholders may be called by the chairman or president, by a majority of our directors, or by the holders of record of 50 percent of our outstanding common voting shares. Holders of our class A common shares may not call a meeting of shareholders.

Conversion Rights. Each common voting share is convertible at no cost and at any time into one class A common share. Class A common shares are not convertible.

Liquidation Rights. In the event of liquidation, dissolution or winding up, holders of class A common shares and common voting shares are entitled to participate equally, share for share, in the assets available for distribution.

Preemptive Rights. Holders of class A common shares do not have preemptive rights to purchase shares of such class or shares of any other class that may be issued. Holders of common voting shares have preemptive rights to purchase any additional common voting shares or any other shares that may be issued with (or that are convertible into shares with) general voting rights.

Cumulative Voting. Holders of our shares do not have cumulative voting rights.